SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

INTESA SANPAOLO S.p.A.

(Name of Issuer)

Ordinary Shares of €0.52 par value each (the “Ordinary Shares”)

(Title of Class of Securities)

ISIN IT0000072618

(CUSIP Number)

January 1, 2007

(Date of Event Which Requires Filing of this Statement)

Fernando Massara	Pierluigi Bernasconi
Corso Matteotti 26	Corso Matteotti 26
10121 Turin, Italy	10121 Turin, Italy
Tel. +39-011-5090230	Tel. +39-011-5090214

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  Rule 13d-1(b)
  Rule 13d-1(c)
  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ISIN IT0000072618	13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

IFIL S.p.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

289,916,165

	6	SHARED VOTING POWER

– 0 –

	7	SOLE DISPOSITIVE POWER

289,916,165

	8	SHARED DISPOSITIVE POWER

– 0 –

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

289,916,165

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

2.447% of the Ordinary Shares

12	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTION BEFORE FILLING OUT!

General

This Amendment No. 1 amends the statement on Schedule 13G, dated March 4, 2005, filed with respect to the beneficial ownership by IFIL S.p.A. (“IFIL”) of ordinary shares, par value €2.80 per share (the “Sanpaolo IMI Shares”), of Sanpaolo IMI S.p.A., a company organized under the laws of the Republic of Italy (“Sanpaolo IMI”).

Effective on January 1, 2007, Sanpaolo IMI merged with and into Banca Intesa S.p.A., a company organized under the laws of the Republic of Italy, which upon effectiveness of the merger changed its name to Intesa Sanpaolo S.p.A. (“Intesa Sanpaolo”). By merging into Intesa Sanpaolo, Sanpaolo IMI ceased its separate existence. Pursuant to Rule 12g-3(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), Intesa Sanpaolo succeeded to Sanpaolo IMI’s reporting obligations under the Exchange Act.

In connection with the merger, each outstanding Sanpaolo IMI Share was exchanged for 3.115 ordinary shares, par value €0.53 per share, of Intesa Sanpaolo (the “Intesa Sanpaolo Ordinary Shares”). This Amendment No. 1 is filed with respect to IFIL’s beneficial ownership of Intesa Sanpaolo Ordinary Shares, and, in particular, to state that upon effectiveness of the merger, IFIL is not the beneficial owner of more than five percent of the Intesa Sanpaolo Ordinary Shares.

In connection with the merger, Intesa Sanpaolo established an American Depositary Receipt program. Each American Depositary Receipt under such program, CUSIP number 46115H107 (the “Intesa Sanpaolo ADRs”), evidences an American Depositary Share representing six Intesa Sanpaolo Ordinary Shares. Neither the Intesa Sanpaolo ADRs, nor the Intesa Sanpaolo Ordinary Shares, are listed a national stock exchange in the United States.

Item 1.
(a)	Name of Issuer: Intesa Sanpaolo S.p.A.
(b)	Address of Issuer’s Principal Executive Offices: Piazza San Carlo 156, 10121 Turin, Italy
Item 2.
(a)	Name of person filing: IFIL S.p.A. (indirectly controlled by Giovanni Agnelli and C. S.a.p.az.)
(b)	Address of principal business office: Corso Matteotti 26, 10121 Turin, Italy
(c)	Citizenship: Italy
(d)	Title of class of securities: Ordinary Shares of €0.52 par value each.
(e)	ISIN number: IT0000072618
Item 3.	No changes.

Item 4.	Ownership
(a)	Amount beneficially owned: 289,916,165
(b)

Percent of class:

2.447% of the Ordinary Shares (equal to 2.268% of the total number of Intesa Sanpaolo capital shares, including savings shares, or “Azioni di Risparmio,” which are not entitled to vote at ordinary or extraordinary shareholders’ meetings).

(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: 289,916,165
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 289,916,165
(iv) Shared power to direct the disposition of: 0
Item 5.	Ownership of five percent or less of a class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

X

Items 6, 7, 8, 9 and 10	No changes.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 21, 2007

Date

/s/ Fernando Massara

Signature

Fernando Massara, General Counsel

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

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